================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE TO-T/A
                                 (RULE 14D-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                                 ---------------

                              SIERRACITIES.COM INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 ---------------

                                   AMTRS CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                         AMERICAN EXPRESS TRAVEL RELATED
                             SERVICES COMPANY, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                                 ---------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 ---------------

                                   826521 10 6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ---------------

                         DAVID S. CARROLL, GROUP COUNSEL
                            AMERICAN EXPRESS COMPANY
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-2000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 ---------------

                                    COPY TO:
                              DOUGLAS P. LONG, ESQ.
                               FAEGRE & BENSON LLP
                             2200 WELLS FARGO CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 336-3000

                                 March 27, 2001
================================================================================

                            CALCULATION OF FILING FEE

         Transaction Valuation*                   Amount of Filing Fee
         ----------------------                   --------------------
              $119,534,953                              $23,907

 * Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of SierraCities.com Inc. (the "Company") at a price per Share of $5.68 in cash, without interest. As of February 23, 2001, there were (i) 18,918,640 Shares outstanding and (ii) 2,126,246 Shares reserved for issuance for outstanding options to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:         $23,907
    Form or Registration No.:       Schedule TO
    Filing Party:                   American Express Travel Related Services
                                        Company, Inc. and AMTRS Corp.
    Date Filed:                     February 27, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  TENDER OFFER

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 27, 2001, as amended by Amendment No. 1 filed on March 6, 2001 (the "Schedule TO") by AMTRS Corp., a Delaware corporation ("Purchaser"), and American Express Travel Related Services Company, Inc., a New York corporation ("Parent"). The Schedule TO relates to an offer by Purchaser to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share (together with the associated preferred share purchase rights, the "Shares"), of SierraCities.com Inc., a Delaware corporation (the "Company"), for a price of $5.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached to the Schedule TO as Exhibits
(a)(1) and (a)(2), respectively.

Items 1, 4 and 11.

    Items 1, 4 and 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following:

    "       The Offer expired at midnight, New York City time, on Monday,
    March 26, 2001. Pursuant to the Offer, based upon a report from EquiServe Trust Company, N.A., the disbursing agent and depositary for the Offer, 17,916,838.136 Shares were tendered in the Offer (including Shares guaranteed for delivery), representing approximately 94.7% of the outstanding Shares. Purchaser has accepted and will promptly pay for all validly tendered Shares. On March 27, 2001, American Express Company, the parent corporation of Parent ("American Express"), issued a press release announcing the closing of the Offer and that it expects that Parent will complete the merger of Purchaser with and into the Company within the next few days."

    The full text of American Express' March 27, 2001, press release is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS

                           (a)(1)          Offer to Purchase, dated February 27,
                                           2001.*

                           (a)(2)          Letter of Transmittal.*

                           (a)(3)          Form of Notice of Guaranteed
                                           Delivery.*

                           (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

                           (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

                           (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

                           (a)(7) Form of Letter to Participants in First Sierra 401(k) Plan.*

                           (a)(8) Text of press release issued by Parent and the Company, dated
                                           February 14, 2001 (incorporated by
                                           reference to the Tender Offer
                                           Statement on Schedule TO filed by
                                           Parent and Purchaser with the
                                           Securities and Exchange Commission on
                                           February 14, 2001).*

                           (a)(9) Summary Advertisement as published in The Wall Street Journal on February 27, 2001.*

                           (a)(10) Text of press release issued by American Express on March 5, 2001.*

                           (a)(11) Text of press release issued by American Express on March 27,
                                           2001. +

                           (d)(1) Agreement and Plan of Merger, dated as of February 14, 2001, by and between the Company, Parent and Purchaser (incorporated by reference to Exhibit 2 to American Express' and Parent's Schedule 13D, filed February 26, 2001.*

                           (d)(2) Tender Agreement, dated as of February 14, 2001, by and between Parent and Depping 1999 Investment Limited Partnership (incorporated by reference to Exhibit 3 to American Express' and Parent's Schedule 13D, filed February 26, 2001).*

                           (d)(3) Tender Agreement, dated as of February 14, 2001, by and between Parent and Thomas J. Depping
                                           (incorporated by reference to Exhibit
                                           4 to American Express' and Parent's
                                           Schedule 13D, filed February 26,
                                           2001).*

                           (d)(4) Tender Agreement, dated as of February 14, 2001, by and between Parent and Sandy B. Ho (incorporated by reference to Exhibit 5 to American Express' and Parent's Schedule 13D, filed February 26, 2001).*

                           (d)(5) Tender Agreement, dated as of February 14, 2001, by and between Parent and Redstone Group, Ltd. (incorporated by reference to Exhibit 6 to American Express' and Parent's
                                           Schedule 13D, filed February 26,
                                           2001).*

                           (d)(6) Tender Agreement, dated as of February 14, 2001, by and between Parent and David C. Shindeldecker (incorporated by reference to Exhibit 7 to American Express' and Parent's
                                           Schedule 13D, filed February 26,
                                           2001).*

                           (d)(7) Tender Agreement, dated as of February 14, 2001, by and between Parent and David L. Solomon
                                           (incorporated by reference to Exhibit
                                           8 to American Express' and Parent's
                                           Schedule 13D, filed February 26,
                                           2001).*

                           (d)(8) Letter Agreement (Confidentiality Agreement), dated as of June 9, 2000, by and between the Company and Parent.*

                              (g)          Not applicable.

                              (h)          Not applicable.

--------------------------
* Previously filed.
+ Filed herewith.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2001

                                        AMERICAN EXPRESS TRAVEL RELATED
                                        SERVICES COMPANY, INC.

                                        By: /s/ STEPHEN P. NORMAN
                                            ------------------------------
                                            Stephen P. Norman
                                            Secretary


                                        AMTRS CORP.

                                        By: /s/ STEPHEN P. NORMAN
                                            ------------------------------
                                            Stephen P. Norman
                                            Vice President and Secretary